TransAlta Named to 2009 Jantzi List of Canada’s 50 Most Responsible Corporations

CALGARY, Alberta (June 15, 2009) – TransAlta Corporation (TSX:TA) (NYSE:TAC) today announced it has been named to the Jantzi list of the 50 most responsible corporations in Canada for 2009. The list is compiled by Jantzi Research Inc., an independent investment research firm that evaluates and monitors the social and environmental performance of companies. Inclusion in the Jantzi list is granted to companies that lead their industries toward sustainability by setting standards for best practice, and demonstrating superior environmental, social and economic performance.

"We’re honoured to be included on the Jantzi list," said TransAlta President and CEO, Steve Snyder. "The economic, environmental and social targets we set for our company reflect our strategies for long-term growth and sustainability – and our desire to affect a lower emissions foot print while still delivering reliable power to our customers."

TransAlta recently released its 12th Annual Report on Sustainability, providing an overview of its social and environmental performance. Highlights in the report include:

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Announcement of Project Pioneer, the world’s largest integrated carbon capture and storage (CCS) project, aimed at reducing one megatonne of carbon emissions, scheduled for commercial operation in 2013.

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Expansion of TransAlta’s renewables to account for 16 percent of its portfolio.

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A 66 percent reduction of sulphur dioxide and a 13 percent reduction of nitrogen oxides across TransAlta’s operations.

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Completion of the most significant emissions offset deal in Alberta history.

Jantzi Research’s Canadian Social Investment Database(tm)  provides comprehensive analysis of approximately 300 companies and income trusts, including all constituents of the S&P/TSX Composite Index. In addition, through its partnerships, Jantzi Research provides coverage of the Russell 3000 Index and the MSCI World Index. For more information, visit www.jantziresearch.com

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jennifer Pierce

Manager, External Relations

Vice President, Communications & Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S

Email:michael_lawrence@transalta.com

E-mail:  jennifer_pierce@transalta.com

Jess Nieukerk

Manager, Investor Relations

Phone: 403-267-3607

Email: jess_nieukerk@transalta.com